-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES NEW INVESTMENT IN POCARED

Tel Aviv, June 12, 2007 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that it has completed a new investment of approximately $5.35 million, in two tranches, in Pocared Diagnostics Ltd., an Israeli-based medical device company. The aggregate financing round of $10.7 million was led by Elron and SCP Vitalife Partners II, L.P., a leading medical technology venture capital firm.

As a result of Elron's aggregate investment, Elron will hold approximately 22.5% of Pocared's outstanding shares.

Pocared provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD) and offers a universal and robust system which is automatic, rapid, compact, user-friendly, environmental-friendly and safe.

Pocared's wide technological platform may be used to address a wide range of medical and industrial diagnostic applications. The company's first application, expected to be launched during the next 24 months, will target medical IVD.

Doron Birger, Elron's President & CEO, commented: "Pocared offers a real breakthrough that can revolutionize the IVD market. Utilizing Pocared's seasoned management team, as well as the financial resources now available to the company, we aim at growing and building a significant company in this field". Elad Frenkel, Elron's Director of Business Development, said: "We view Pocared as a highly innovative company presenting an out-of-the-box solution and introducing a disruptive platform technology in the field of real-time IVD".

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)